Exhibit 10.4

[NORDSON CORPORATION LETTERHEAD]

December      , 2008

Mr. Edward P. Campbell

28601 Clemens Road

Westlake, Ohio 44145

Dear Ed,

The purpose of this letter is to restate your existing non-qualified defined benefit pension benefits and your existing severance benefits as part of Nordson Corporation’s efforts to comply with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”).

Non-Qualified Defined Benefit Pension Benefits

This letter sets forth the obligation of Nordson Corporation (the “Company”) to provide you with non-qualified defined benefit pension benefits as described in Attachment A of the Minutes of the Meeting of the Compensation Committee of the Board of Directors of Nordson Corporation on October 31, 1997 (which Attachment A is attached to this Letter as Exhibit 1). This letter is not intended to provide any additional benefits, but merely to fully describe the additional pension benefits currently in effect in a manner that is compliant with Section 409A of the Code.

Your total pension benefit from the Company upon your retirement or other termination of employment shall be the total benefit you would have received under the Nordson Corporation Salaried Employees Pension Plan (the “Salaried Pension Plan”) if under the Salaried Pension Plan (a) your total service with the Company and Standard Oil Company/BP America is taken into account for purposes of determining vesting and the amount of your benefit under the Salaried Pension Plan, (b) your “Final Average Pay” is based on your 36 highest paid months (instead of your 60 highest paid months), (c) you were eligible for an unreduced pension benefit at age 60 (instead of age 65) and you were eligible for an early retirement benefit at age 55 with a reduction of 5% per year for each year that actual retirement occurs prior to age 60 (instead of age 65), and (d) the benefit so determined under the Salaried Pension Plan were reduced by any pension you receive from the Standard Oil Company/BP America.

This benefit will be paid to you as follows:

(1) Your actual accrued benefit under the Salaried Pension Plan on your date of retirement or other termination of employment will be paid to you from the Salaried Pension Plan.

(2) The benefit you would have accrued under the Salaried Pension Plan but for the limits imposed on that benefit under Sections 415 and 401(a)(17) of the Code as of December 31, 2004 less your actual benefit accrued under the Salaried Pension Plan as of December 31, 2004 will be paid to you from the Nordson Corporation Excess Defined Benefit Plan established effective November 1, 1985 (the “1985 Plan”).

(3) The benefit you would have accrued under the Salaried Pension Plan (a) but for the limits imposed on that benefit under Sections 415 and 401(a)(17) of the Code, (b) taking into account your total service with the Company and Standard Oil Company/BP America for purposes of determining vesting and the amount of your benefit under the Salaried Pension Plan, (c) as if “Final Average Pay” under the Salaried Pension Plan considered your 36 highest paid months (instead of your 60 highest paid months) on your date of retirement or other termination of employment, (d) and providing a full benefit without reduction for any retirement at age 60 (instead of age 65) and an early retirement benefit at age 55 reduced at a rate of 5% per year that actual retirement occurs prior to age 60 (instead of 6 % per year that actual retirement occurs prior to age 65), less (I) the benefits described in (1) and (2) and (II) any benefit you receive from Standard Oil Company/BP America will be paid to you from the 2005 Excess Defined Benefit Plan

Note that payment of the benefits described above will be paid in accordance with the terms of each of the applicable plan documents.

Severance Benefit

Additionally, this letter sets forth the Company’s obligation to provide you with the severance benefits as described in Attachment A of the Minutes of the Meeting of the Compensation Committee of the Board of Directors of Nordson Corporation on October 31, 1997 (Exhibit 1). The Company’s obligation to provide you with the severance benefits set forth in this letter agreement will not apply in the event of a Separation from Service following a change-in-control as defined in your Amended Employment Agreement by and between you and the Company. In that case, the severance payment provisions of your Amended Employment Agreement will govern. This letter is not intended to provide any additional benefits, but merely to fully describe the additional severance benefits currently in effect in a manner that is compliant with Section 409A of the Code.

If your employment with the Company is terminated without “cause” or if you voluntarily terminate your employment with the Company for “good reason,” you will receive an amount as severance pay equal to two times (2x) the sum of your target cash compensation (“Base Salary” and “Bonus”) for the year in which your Separation from Service occurs. This amount will be paid to you in equal monthly installments over a 24 month period following your Separation from Service. For the avoidance of doubt, for purposes of Section 409A of the Code, each payment shall be treated as a separate payment.

That portion of your severance pay that is exempt from Section 409A of the Code (the amount of severance compensation paid within two and one-half months of the end of the later of your taxable year or the Company’s taxable year in which your Separation of Service occurs and any additional amount not exceeding two times the lesser of (a) the sum of your annualized compensation based on the annual rate of pay for services provided to the Company for your taxable year preceding your taxable year in which your Separation from Service occurs (adjusted for any increase during that year that was expected to continue indefinitely if you had not experienced a Separation from Service), or (b) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code for the year in which you have a Separation from Service) shall be paid to you in accordance with the normal payroll practices of the Company.

The remaining portion of your severance pay that is not exempt from Section 409A of the Code shall be paid monthly commencing on the first day of the month following your Separation from Service and shall be paid in equal monthly installments thereafter as of the first day of each succeeding month; provided, however, that no amount payable pursuant to this paragraph shall be paid to you until the date that is six months following the date of your Separation from Service; and provided, further, that on the date that payments are permitted to commence to be paid to you, you shall receive a one time payment equal to the sum of the payments that you would have received during the six month delay had the six month delay not been applicable.

In addition, if the severance pay hereunder is determined by the Company or by the Internal Revenue Service to be subject to an excise tax under Sections 4999 and 280G of the Code, you will receive an additional payment from the Company (a gross up payment) such that the severance pay that you receive as reduced by the excise tax imposed under Sections 4999 and 280G of the Code plus the gross up payment puts you in the position that you would have been in had no excise tax been imposed under Sections 4999 and 280G of the Code. Any gross up payment paid pursuant to this paragraph shall be paid to you no later than the last day of your taxable year next following your taxable year in which you remit the excise taxes to the United States Treasury.

If the Company desires to contest any determination by the Internal Revenue Service with respect to the amount of excise tax under Sections 4999 and 280G of the Code, you will, upon receipt from the Company of an unconditional written undertaking to indemnify and hold you harmless (on an after tax basis) from any and all adverse consequences that might arise from the contesting of that determination, cooperate with the Company in that contest at the Company’s sole expense. Nothing in this paragraph will require you to incur any expense other than expenses with respect to which the Company has paid to you sufficient sums so that after the payment of the expense by you and taking into account the payment by the Company with respect to that expense and any and all taxes that may be imposed upon you as a result of your receipt of that payment, the net effect is no cost to you. Nothing in this paragraph will require you to extend the statute of limitations with respect to any item or issue in your tax returns other than, exclusively, the excise tax under Sections 4999 and 280G of the Code. If, as the result of the contest of any assertion by the Internal Revenue Service with respect to excise tax under Sections 4999 and 280G of the Code, you receive a refund of a Section 4999 of the Code excise tax previously paid and/or any interest with respect thereto, you will promptly pay the Company such amount as will leave you, net of the repayment and all tax effects, in the same position, after all taxes and interest, that you would have been in if the refunded excise tax had never been paid.

The additional terms and conditions applicable to this letter agreement are set forth in Exhibit 2.

If you agree that this letter accurately sets forth the terms of your existing non-qualified defined benefit pension benefits and your existing severance benefits, please sign and date the enclosed copy of this letter in the place indicated no later than December 31, 2008 and return to me at your convenience.

On Behalf of Nordson Corporation:

By:	—
Robert E. Veillette
Vice President, General Counsel and Secretary

I agree that this letter accurately sets forth the terms of my existing non-qualified defined benefit pension benefits and my existing severance benefits.

By:

	Edward P. Campbell	Date

EXHIBIT 1

Attachment A

EDWARD P. CAMPBELL

PENSION PLAN

You will be a participant in the Nordson Corporation Salaried Employees’ Pension Plan. Your pension benefit will be equal to the benefit you qualify for under this Pension Plan, but modified by the following in view of your prior service with The Standard Oil Company/BP America:

1.	Your prior service with The Standard Oil Company/BP America will be recognized in determining vesting and the amount of your pension benefit.

2.	Your “Final Average Pay” will be determined as the average of your monthly compensation during your 36 consecutive highest-paid months (instead of 60).

3.	You will be eligible for the full pension benefit at age 60 instead of age 65. You will be eligible for early retirement at age 55 with a reduction of 5% per year for each year that actual retirement occurs prior to age 60.

4.	The benefit you qualify for under the Nordson Pension Plan will be reduced by any pension benefit payment you receive from the Standard Oil Company/BP America.

Termination

If your employment with the Company is involuntarily terminated, you will receive your total target cash compensation (base and bonus), then in effect, for a period of two years from the date of the termination. If receipt of this payment causes you to incur federal excise taxes (e.g. in the event of a hostile takeover), the company will pay to you a cash bonus in the amount of the taxes incurred.

EXHIBIT 2

ADDITIONAL TERMS AND CONDITIONS

“Base Salary” means the annual non-incentive cash compensation as determined by the Compensation Committee of the Board of Directors for the year in which the termination of employment occurs. Base Salary shall be determined without reduction for base compensation voluntarily deferred or contributed by you pursuant to all qualified or non-qualified plans of the Company or any subsidiary and shall be calculated to include amounts not otherwise included in the your gross income under Sections 125, 402(e)(3), 402(h), or 403(b) of the Code pursuant to plans established by the Company or any subsidiary; provided, however, that all such amounts will be included in compensation only to the extent that, had there been no such plan, the amount would have been payable in cash to the you.

“Bonus” means the target incentive cash compensation as determined by the Compensation Committee of the Board of Directors for the year in which the termination of employment occurs and payable to you as an employee under any of the Company’s or a subsidiary’s written bonus or cash compensation incentive plans, excluding stock options, restricted stock and performance shares.

“Cause” means: (i) commission of a felony or an act or series of acts that results in material injury to the business or reputation of the Company or any subsidiary; (ii) willful failure to perform duties of employment, if such failure has not been cured in all material respects within twenty (20) days after the Company or any subsidiary, as applicable, gives notice thereof; or (iii) breach of any material term, provision or condition of employment, which breach has not been cured in all material respects within twenty (20) days after the Company or any subsidiary, as applicable, gives notice thereof.

"Good Reason” means any of the following, without your consent: (i) a material diminution in your base salary; (ii) a material diminution in your authority, duties, or responsibilities; (iii) a material diminution in the authority, duties, or responsibilities of the supervisor to whom you are required to report, including a requirement that you are required to report to a corporate officer or employee instead of reporting directly to the Board of Directors; (iv) a material diminution in the budget over which you retain authority; (v) a material change in geographic location at which you are principally employed; or (vi) the Company’s material breach of this letter or of any material term, provision or condition of your employment, unless your employment is terminated for Cause within the applicable cure period set forth below.

Your termination of employment shall not be deemed to be for Good Reason unless (x) you give notice to the Company of the existence of the event or condition constituting Good Reason within thirty (30) days after such event or condition initially occurs or exists, (y) the Company fails to cure such event or condition within thirty (30) days after receiving such notice, and (z) your Separation from Service occurs not later than ninety (90) days after such event or condition initially occurs or exists.

“Separation from Service” means “separation from service” as set forth in Section 1.409A-1(h) of the Treasury Regulations; provided that in applying Section 1.409A-1(h)(1)(ii) of the Treasury Regulations, a Separation from Service shall be deemed to occur if you and the Company reasonably anticipate that the level of bona fide services you will perform for the Company and the subsidiaries (whether as an employee or as an independent contractor) will permanently decrease to less than 50% of the average level of bona fide services performed by you for the Company and the subsidiaries (whether as an employee or as an independent contractor) over the immediately preceding 36-month period.

Section 409A Compliance. Section 409A of the Code imposes payment restrictions on “separation pay” (i.e., payments owed to you upon termination of employment). Failure to comply with these restrictions could result in negative tax consequences to you, including immediate taxation, interest and a 20% penalty tax. It is the Company’s intent that severance payments made pursuant to this letter be exempt from the application of, or otherwise comply with, the requirements of Section 409A of the Code. Specifically, any payments provided under this letter are intended to be separate payments that qualify for the “short-term deferral” exception to Section 409A of the Code to the maximum extent possible, and to the extent they do not so qualify, are intended to qualify for the involuntary separation pay exceptions to Section 409A of the Code, to the maximum extent possible. If neither of these exceptions applies, then payments shall be made in compliance with Section 409A of the Code as indicated herein, including the required application of the six month delay in payments for purposes of “specified employees” within the meaning of Section 409A of the Code.